SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13D
                        (SECOND AMENDMENT)

            Under the Securities Exchange Act of 1934



                      PetroCorp Incorporated
                         (Name of Issuer)



              Common Stock, par value $.01 per share
                  (Title of Class of Securities)


                           71645N 10 1
                          (CUSIP Number)



                         FREDERIC DORWART
                          Old City Hall
                      124 East Fourth Street
                       Tulsa, OK 74103-5010
                          (918) 583-9922
                    (918) 583-8251 (Facsimile)
              _____________________________________
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)



                          October 9, 1996
              _____________________________________
              (Date of Event Which Required Filing)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or
     (4), check this box [ ].

     Check the following box if a fee is being paid with this statement
     [ ].

CUSIP No. 71645N 10 1

(1) Name of Reporting Person S.S.           Kaiser-Francis Oil Co.
    or I.R.S. Identification No.            I.R.S. ID. #73-1006655
    of Above Person

(2) Check the Appropriate Box               (a)  [ ]
    if a Member of a Group                  (b)  [ ]
    (See instructions)

(3) SEC Use Only

(4) Source of Funds (See instructions)      WC

(5) Check if Disclosure of Legal
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place                    State of Delaware
    of Organization

    Number of Shares Beneficially
    Owned by Each Reporting
    Person With:

    (7)  Sole Voting Power                  4,092,957

    (8)  Shared Voting Power                None

    (9)  Sole Dispositive Power             4,092,957

    (10) Shared Dispositive Power           None

(11)     Aggregate Amount Beneficially Owned     4,092,957
    by Each Reporting Person


(12)     Check if the Aggregate Amount in   [ ]
    Row (11) Excludes Certain Shares
    (See instructions)

(13)     Percent of Class Represented by    48%
    Amount in Row (11)

(14)     Type of Reporting Person           CO
    (See instructions)

                           SCHEDULE 13D


               Filed by Kaiser-Francis Oil Company
              In Connection with Transactions in the
                 Shares of PetroCorp Incorporated

Item 1.  Security and Issuer.

    This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of PetroCorp Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16800 Greenspoint Park Drive, Suite 300, North Atrium, Houston, Texas.

Item 2.  Identity and Background.

    (1) General. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company
         ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK
         Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation.

    (2) GBK Corporation. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                   6733 South Yale
                   Tulsa, Oklahoma 74136

         With respect to paragraphs (d) and (e) of this Item 2, none.

    (3) Kaiser-Francis Oil Company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                   6733 South Yale
                   Tulsa, Oklahoma 74136

         With respect to paragraphs (d) and (e) of this Item 2, none.

    (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

                   President:       George B. Kaiser
                   Executive Vice President:     James A. Willis
                   Chief Financial Officer:      D. Joseph Graham
                   Secretary:       Frederic Dorwart
                   Treasurer:       Reece A. Hembree
                   Director:        George B. Kaiser

         (5)  (a)  George B. Kaiser

              (b)  6733 South Yale
                   Tulsa, OK 74136

              (c)  Independent Oil and Gas Producer
                   KAISER-FRANCIS OIL COMPANY
                   6733 South Yale
                   Tulsa, OK 74136

              (d)  No

              (e)  No

              (f)  United States of America

         (6)  (a)  James A. Willis

              (b)  6733 South Yale
                   Tulsa, OK 74136

              (c)  Executive Vice President
                   KAISER-FRANCIS OIL COMPANY
                   6733 South Yale
                   Tulsa, OK 74136

              (d)  No

              (e)  No

              (f)  United States of America

         (7)  (a)  D. Joseph Graham

              (b)  6733 South Yale
                   Tulsa, OK 74136

              (c)  Chief Financial Officer
                   KAISER-FRANCIS OIL COMPANY
                   6733 South Yale
                   Tulsa, OK 74136

              (d)  No

              (e)  No

              (f)  United States of America

         (8)  (a)  Frederic Dorwart

              (b)  Old City Hall
                   124 East Fourth Street
                   Tulsa, OK 74103-5010

              (c)  Law
                   Old City Hall
                   124 East Fourth Street
                   Tulsa, OK 74103-5010

              (d)  No

              (e)  No

              (f)  United States of America

         (9)  (a)  Reece A. Hembree

              (b)  6733 South Yale
                   Tulsa, OK 74136

              (c)  Treasurer
                   KAISER-FRANCIS OIL COMPANY
                   6733 South Yale
                   Tulsa, OK 74136

              (d)  No

              (e)  No

              (f)  United States of America

Item 3.  Source or Amount of Funds or Other Consideration.

         Working capital: $13,110,170.25;

Item 4. Kaiser-Francis has acquired its shares of PetroCorp Common Stock primarily to hold for investment. Dependent upon market conditions, pricing, and availability, Kaiser-Francis intends to acquire additional shares of PetroCorp. Gary R. Christopher, Acquisitions Coordinator of Kaiser-Francis, was a director of PetroCorp. Kaiser-Francis has no intention of attempting to effect any change in the business plan, policies, officers or directors of PetroCorp. Dependent upon market conditions, pricing, industry conditions and company performance, Kaiser-Francis may determine to sell all or part of its shareholdings.

Item 5.  Interest in Securities of the Issuer.

    (a) At April 21, 1996, Kaiser-Francis owned 374,300 shares of PetroCorp Common Stock. During the period commencing April 22, 1996 and ending as of the date of the filing of this amendment, Kaiser-Francis has made the following purchases (sales) of Common Stock of the issuer:

              No. of Shares            Price Per Share     Date

                         5,000                8.00          6/24/96

                         1,000                8.125         6/25/96

                         4,000                8.25          6/25/96

                     2,121,000                8.25          7/26/96

                         3,000                8.125        10/01/96

                     1,586,157               8.25         10/15/96

    (b) On June 21, 1996, Kaiser-Francis entered into a definitive agreement to purchase 2,121,000 shares of PetroCorp Common Stock from the holder thereof in a privately negotiated transaction at a per share price of $8.25 or an aggregate purchase price of $17,498,250. The Kaiser-Francis Agreement provides that if during the twelve month period following the closing, Kaiser-Francis acquires additional shares aggregating more than two percent of the total number of shares outstanding on the date hereof and more than one percent of the shares has been acquired for a price that exceeds $8.25 per share, then Kaiser-Francis shall pay to the seller of the shares the product of (i) the highest price per share paid by Kaiser-Francis for a share during the twelve month period less $8.25 and
         (ii) 2,121,000.

    (c) Kaiser-Francis consummated the purchase of the 2,121,000 shares of PetroCorp Common Stock on July 26, 1996. In connection with the consummation, the holder assigned to Kaiser-Francis all of the holder's rights under a Registration Rights Agreement dated January 18, 1994. The Registration Rights Agreement provides, generally, that the holder may require PetroCorp to register the shares of PetroCorp Common Stock for sale by the holder in one or more registrations on the terms set forth in the Registration Rights Agreement.

    (d) Frederic Dorwart is trustee of the George B. and Betty E. Kaiser Foundation. At April 21, 1996, the Foundation owned 8,000 shares of PetroCorp Common Stock. Kaiser-Francis disclaims any beneficial interest in the shares held by the Foundation and the shares are not included in the interests reported in this filing.

    (e) On June 25, 1996, Gary R. Christopher purchased 500 shares of Petro-Corp Common Stock at $8-1/8 per share. On May 3, 1996,
         Mr. Christopher purchased 1,000 shares at $7-1/2 per share. Kaiser-Francis disclaims any beneficial interest in the shares held by Mr. Christopher and the shares are not included in the interests reported in this filing.

    (f) On October 9, 1996, Kaiser-Francis entered into an agreement with a holder of 1,586,157 PetroCorp Common Stock shares to acquire then 1,586,157 shares of PetroCorp Common Stock at $8.25 per share or an aggregate price of $13,085,795.25. The Agreement provides that if, prior to July 26, 1997, Kaiser-Francis acquires additional shares aggregating more than two percent of the total number of shares outstanding on the date hereof and more than one percent of the shares has been acquired for a price that exceeds $8.25 per share, the Kaiser-Francis shall pay to the holder the product of (i) the highest price per share paid by Kaiser-Francis for a share during the twelve month period less $8.25 and (ii) 1,586,157. Pursuant to the Agreement , the holder assigned to Kaiser-Francis all of the holder's rights, and Kaiser-Francis accepted all of holder's obligations. under a Registration Rights Agreement dated January 18, 1994. The Registration Rights Agreement provides, generally, that the holder may not sell the shares without compliance with the Federal securities laws and may require PetroCorp to register the shares of PetroCorp Common Stock for sale by the holder in one or more registrations on the terms set forth in the Registration Rights Agreement.


Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of Issuer.

         None; except as described in Item 5.

Item 7.  Material to be Filed as Exhibits.

    (a)  Agreement Dated June 21, 1996 between First Reserve
         Corporation and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (Previously
         Filed).

    (b) Registration Rights Agreement dated January 18, 1994 (Previously filed).

    (c)  Assignment Agreement dated July 26, 1996 (Previously filed).


    (d) Agreement Dated October 9, 1996 between LHS Holding Company and kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock.

    (e) Registration Rights Agreement dated August 24, 1993 between PetroCorp, Incorporated and L.S. Holding Company.


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  Signed:

                                       /s/ Gary R. Christopher
                                       _________________________
                                       Gary R. Christopher



























                                                           Exhibit (d)


                       L.S. HOLDING COMPANY
                      One Beaver Valley Road
                       Wilmington, DE 19850
             Tel: (302) 479-6212  Fax: (302) 479-6618


                         October 9, 1996


Kaiser-Francis Oil Company
P.O. Box 21468
Tulsa, Oklahoma 74121-1468
Attn: Mr. Gary R Christopher

Dear Sirs:

    L.S. Holding Company ("LHS") for and in consideration of the agreements set forth herein, agrees with Kaiser-Francis Oil Company ("KFOC") as follows:
    1. Purchase of Shares by KFOC. Subject only to Section 2 below, LHS shall sell and deliver to KFOC, and KFOC shall purchase from LHS, 1,586,157 shares of common stock ("PETR Shares") of PetroCorp Incorporated, a Delaware corporation ("PETR"), representing all of the shares of PETR owned of record and beneficially by LHS (the "LHS Shares") at a price of $8.25 per share in cash for an aggregate cash consideration of $13,085,795.25 (such amount, the "Purchase Price"). KFOC shall pay the Purchase Price by wire transfer of immediately available funds to such bank in the United States of America as LHS shall designate reasonably in advance of the payment date against delivery of the stock certificates properly representing the LHS Shares together with an assignment of the LHS Shares to KFOC in usual and customary form satisfactory to cause the LHS Shares to be transferred to KFOC on the books and records of PETR free and clear of all liens, claims, restrictions, and encumbrances except the restrictions arising under that certain Registration Rights Agreement dated as of January 18, 1994 between PETR and LHS (the "Registration Rights Agreement"). The closing of the purchase by, and the sale to, KFOC shall take place as soon as reasonably practicable when and where the parties mutually agree and, failing such agreement, at the offices of KFOC at 10:00 AM Tulsa Local Time on 18 October 1996 (the "Closing").
    2. Excess Amount. In the event that during the period commencing on the date hereof and ending on July 26, 1997 (the "Price Protection Period") (i) KFOC acquires at any time, or from time to time, in any transaction or series of transactions (whether privately negotiated, over-the-counter, or pursuant to a tender offer or other transaction involving the holders of PETR Shares) additional PETR Shares aggregating more than two percent (2%) of the total number of PETR Shares outstanding on the date hereof and
(ii) more than one percent (1%) of the outstanding PETR Shares have been acquired by KFOC for a price that exceeds $8.25 per share, then KFOC shall pay to LHS the "Excess Amount." The "Excess Amount" is defined as the product of (i) the highest price per share paid by KFOC for a PETR Share in any such transaction during the Price Protection Period (the "Excess Price") less $8.25 and (ii) 1,586,157. The Excess Amount shall be paid in cash to LHS not later than five business days following the date of any transaction requiring the payment of the Excess Amount. In the event that, following payment of any Excess Amount KFOC thereafter acquires during the Price Protection Period additional PETR Shares at a price that is higher than the Excess Price used for calculating the Excess Amount, then the Excess Amount shall be recalculated using such higher Excess Price and the difference shall be forwarded to the Funds not later than five business days following the date of any transaction requiring the payment of such higher Excess Amount.
    3. Registration Rights Agreement. Subject only to the Closing, LHS hereby assigns to KFOC all of its rights arising under, and KFOC hereby agrees to be bound by, the Registration Rights Agreement. LHS hereby represents and warrants that the Registration Rights Agreement is in full force and affect in accordance with its terms, has not been amended or modified, is fully assignable by LHS to a third party, and LHS has fully performed all of its obligations arising the Registration Rights Agreement.
    4.   Representations, Warranties and Covenants.
         (a) LHS represents and warrants to KFOC that (i) LHS is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to execute and deliver this agreement; (ii) its execution and delivery of this agreement and its consummation of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors and no other corporate proceedings are necessary to authorize this agreement or to consummate the transactions contemplated by this agreement; and (iii) this agreement has been duly and validly executed and delivered by LHS and constitutes the valid and binding agreement of LHS, enforceable against LHS in accordance with its terms, except that such enforceability (x) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (y) is subject to general principles of equity.
         (b) LHS represents, warrants and covenants to KFOC that (i) the LHS Shares are and on the date of sale to KFOC will be owned beneficially and of record by LHS; (ii) LHS has and on the date of sale to KFOC will have good and valid title to the LHS Shares, free and clear of all claims, liens, encumbrances, restrictions, security interests and charges of any nature whatsoever, including without limitation any preemptive right or right of first refusal or first offer of any party, excepting only the restrictions arising under the Registration Rights Agreement; and (iii) upon the transfer by LHS to KFOC of the PETR Shares to be purchased by KFOC, and the registration of such shares in KFOC's name in the stock records of PETR, KFOC shall acquire all the rights of LHS in such shares, free of any adverse claim or any lien in favor of LHS or any other person, except the restrictions arising under the Registration Rights Agreement.
         (c) KFOC represents, warrants and covenants to LHS that KFOC (i) has on or before the date hereof made its own independent investment decision with respect to entering into this agreement and consummating the transactions contemplated hereby and has not relied upon information provided by LHS in reaching such conclusions; and (ii) will not sell or otherwise dispose of the shares to be purchased by it pursuant to this agreement except in compliance with applicable securities laws.
    5.   Further Undertakings.   KFOC and LHS will execute such
documents and instruments as may be necessary or desirable to effect the transfer of the shares to be purchased by KFOC hereunder.
    6. Entire Agreement; Counterparts. This agreement represents our entire understanding, and supersedes in all respects all other prior letters and understandings between us, with respect to the subject matter hereof. This agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement. This agreement may be executed and delivered by facsimile transmission of a signed counterpart.
    7. Confidentiality. Except as required by applicable law, neither of us shall disclose the terms or existence of this agreement to any person other than PETR without the consent of the other.
    8. Governing Law. This agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, United States of America.
    If this letter accurately reflects your understanding of our agreement, kindly sign and return a copy of this letter to undersigned, whereupon it shall be a binding agreement between us.

                        Very truly yours,

                        L.S. Holding Company

                        By:  /s/ William C. Hartman
                             -----------------------
                        Title: President
                             -----------------------

Agreed and Acknowledged:

Kaiser-Francis Oil Company

By: /s/ Gary R. Christopher
    ------------------------
October 9, 1996
Title: Acquisitions Coordinator






















                                                     Exhibit (e)



                  REGISTRATION RIGHTS AGREEMENT

    THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of
August 24, 1993 between L.S. Holding Company, a Delaware corporation ("LSH"), and PetroCorp Incorporated, a Texas corporation (the "Company"), evidences the following:

    WHEREAS, the Company is considering an initial public offering of its common stock;

    WHEREAS, in connection therewith the Company is entering into a Simplification Agreement (the "Simplification Agreement") by and among Park Avenue Exploration Corporation, L.S. Holding Company, PetroCorp Incorporated, PetroCorp, PetroPartners Limited Partnership, Lealon L. Sargent, W. Neil McBean, Don A. Turkleson, Michael L. Lord, Anthony F. Pelletier, David G. Campbell, Fletcher S. Hicks, Craig K. Townsend, Clifford G. Zwahlen, William
M. Middleton, Melody B. Stiles, Carol C. Cook and Charles L. Zorio, dated as of August 24, 1993 as to which agreement USF&G Corporation and CIGNA Corporation have joined for limited purposes;

    WHEREAS, in order to insure that it will have liquidity in the future, LSH wishes to have certain registration rights and the Company wishes to grant those rights;

    NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

    1.   DEFINITIONS.

    "Affiliate" means any Person controlling, controlled by or under common control with LSH.

    "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

    "Common Stock" means the common stock, par value $.01 per share, of the Company.

    "Demand Registration" has the meaning set forth in Section 2(a) hereof.

    "Demand Request" has the meaning set forth in Section 2(a) hereof.

    "Effective Date" means the date of the initial closing of the IPO.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Holder" means LSH and, if applicable, a transferee of Registrable Securities directly or indirectly (in a chain of title) from LSH to whom the right to cause a Demand Registration under Section 2 has been expressly assigned in writing directly or indirectly (in a chain of title from Holder) in accordance with Section 12 hereof.

    "Indemnified Party" has the meaning set forth in Section 7(c) hereof.

    "Indemnifying Party" has the meaning set forth in Section 7(c) hereof.

    "Inspectors" has the meaning set forth in Section 5(j) hereof.

    "IPO" means the sale of Common Stock in the initial public offering of Common Stock as contemplated by the Simplification Agreement.

    "Material Adverse Effect" has the meaning set forth in Section 2(d) hereof.

    "Person" means any natural person, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

    "Piggyback Registration" has the meaning set forth in Section 3(a) hereof.

    "Piggyback Securities" means all securities of the Company, including Registrable Securities, entitled to be included in a Piggyback Registration whether pursuant to this Agreement or otherwise.

    "Registrable Securities" means any Common Stock received by LSH in the transactions contemplated by the Simplification Agreement, (including, without limitation the reclassification of the Series A-1, A-2, B. C and D Common Stock of the Company into Common Stock), and any other securities issued or issuable by the Company with respect to such Common Stock by way of a stock dividend or other distribution or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

    "SEC" means the Securities and Exchange Commission.

    "Securities Act" means the Securities Act of 1933 as amended.

    "Termination Date" has the meaning set forth in Section 2(a) hereof.

    "Underwriter" means a securities dealer which purchases (as principal and not as part of such dealer's market-making activities) any Registrable Securities from the Company or from a Holder.

    2.   DEMAND REGISTRATION.

          (a)  Request for Registration.

               (i) From and after the date hereof until such date as the Holder may sell pursuant to Rule 144 promulgated under the Securities Act all Registrable Securities then held by Holder in a three-month period (the "Termination Date"), the Holder may make a written request of the Company (a "Demand Request") for registration under the Securities Act (a "Demand Registration") of all or part of its Registrable Securities;

               (ii) The Demand Request shall specify the number of shares of Registrable Securities proposed to be sold. The Company shall file a registration statement for the Demand Registration within 45 days after receiving a Demand Request and shall use its best efforts to cause the same to be declared effective by the SEC as promptly as practicable after such filing.

               (iii) The Company shall not be obligated to file any registration statement pursuant to this Section 2(a), or, in the case of a nonunderwritten offering only, file any amendment or supplement thereto, at any time when the Company, in the reasonable and good faith judgment of its Board of Directors, believes that the filing thereof at the time requested, or the offering of shares of Common Stock pursuant thereto, (x) would materially adversely affect a pending or proposed public offering of the Company's securities which has been authorized by the Company's Board of Directors prior to the date of a Demand Request, or a material acquisition, merger, recapitalization, consolidation, reorganization or similar transaction or negotiations, discussions or pending proposals with respect thereto or (y) would materially adversely affect the business, financial condition or prospects of the Company in view of the disclosures which may be required or advisable thereby; provided, however, that the right of the Company to deny registration under this paragraph may be exercised on only one occasion within any 360-day period and in no event may delay the filing of a registration statement by more than 90 days or the filing of a supplement or amendment by more than 60 days. The filing of a registration statement, or any amendment or supplement thereto, by the Company may not be deferred pursuant to clause (y) above for more than 30 days after the abandonment or consummation of any of the proposals or transactions set forth therein. The filing of a registration statement, or any amendment or supplement thereto, by the Company may not be deferred pursuant to clause (a) above for more than 5 days beyond tile first to occur of (A) the date on which the Company is next obligated to file a report under the Securities Exchange Act of 1934, disclosing such information or (B) the date such information is disclosed to the public. In the event the Company does not file an amendment or supplement under this paragraph (iii) of this Section 2(a), such registration shall not constitute a Demand Registration hereunder, and, if applicable, the Company will refund costs paid by the Holder in connection with such registration.

          (b) EFFECTIVE REGISTRATION AND EXPENSES: NUMBER OF DEMAND REGISTRATIONS. A registration will not count as a Demand Registration until it has become effective, provided that if, after it has become effective, an offering of Registrable Securities pursuant to a registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court, such registration will be deemed not to have been effected unless the stop order, injunction or other order is the result of an untrue statement or omission based upon information furnished in writing to the Company by the Holder expressly for use in a prospectus or registration statement. The Holder shall be entitled to an unlimited number of Demand Registrations but shall be subject to the provisions of Section 6 hereof relating to expenses for more than one Demand Registration. The registration being effected in connection with the IPO shall not constitute a Demand Registration by the Holder.

          (c) SELECTION OF UNDERWRITERS. If the Holder informs the Company that it wishes a registration effected pursuant to this Section 2 to be an underwritten offering, the Holder shall select the book-running managing Underwriter (which must be a nationally recognized underwriter reasonably acceptable to the Company) and such additional Underwriters (selected by the Holder but reasonably acceptable to the Company) if any, to be used in connection with the offering.

          (d) PRIORITY ON DEMAND REGISTRATIONS. No securities to be sold for the account of any Person (including the Company) other than the Holder shall be included in a Demand Registration if the managing Underwriter or Underwriters shall advise the Holder that the inclusion of such securities will adversely affect the price or success of the offering (a "Material Adverse Effect").

     3.   PIGGYBACK REGISTRATION.

          (a) RIGHT TO PIGGYBACK REGISTRATIONS. If, at any time prior to the Termination Date, the Company proposes to file a registration statement under the Securities Act with respect to an offering of any equity securities by the Company for its own account or for the account of any of its equity holders (other than (i) a registration statement on Form S-4 or S-8 or any substitute form that may be adopted by the SEC or (ii) any registration statement filed in connection with an exchange offer solely to the Company's existing security holders or a merger or other combination involving the Company), then the Company shall in each such case give written notice of such proposed filing to the Holder as soon as practicable (but in no event less than 30 days before the anticipated effective date of such registration statement), and in such notice the Company shall offer to register such number of Registrable Securities as the Holder may request (a "Piggyback Registration"). Subject to
Section 3(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Securities requested to be included in the registration for such offering by written request of the Holder made within 15 days after the Holder's receipt of the Company's notice of the registration. If at any time after giving notice of in proposal to register securities as provided above in this Section 3 (a) and prior to the effective date of any registration statement with respect to such securities, the Company shall determine for any reason not to register such securities the Company may, in its discretion, give notice of such determination to the Holder and thereupon shall have no obligation to register any Registrable Securities in connection with such registration.

          (b) INCLUSION OF PIGGYBACK SECURITIES. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company will so advise the Holder as a part of the written notice given pursuant to Section 3(a) hereof. In such event, the Company shall use its commercially reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities and any other Piggyback Securities of the Holder requested to be included in the registration statement for such offering under Section 3(a) hereof to be included on the same terms and conditions as any similar securities included therein. Notwithstanding the foregoing, the Company shall not be required to include the Holder's Piggyback Securities in such offering unless the Holder accepts the terms of the underwriting agreement between the Company and the managing Underwriter or Underwriters and otherwise complies with the provisions of Section 8 hereof. If the managing Underwriter or Underwriters of a proposed underwritten offering advise the Company in writing that in their opinion the total amount of securities, including Piggyback Securities, to be included in such offering is sufficiently large to cause a Material Adverse Effect, then in such event the securities to be included in such offering shall be allocated first to the Company or the holder or holders initiating such request for registration, as appropriate, and then, to the extent that any additional securities can, in the reasonable opinion of such managing Underwriter or Underwriters, be sold without any such Material Adverse Effect, pro rata among the holders of Piggyback Securities on the basis of the number of shares of Piggyback Securities requested to be included in such registration by each such holder.

     4.   HOLDBACK AGREEMENTS.

          (a) RESTRICTIONS ON PUBLIC SALE BY HOLDER OF REGISTRABLE SECURITIES. If the Holder's Registrable Securities are included in a registration statement pursuant hereto, the Holder agrees not to effect any public sale or distribution of the issue being registered or of any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act, during the 14 days prior to, and during the 90 day period beginning on, the effective date of a registration statement filed pursuant hereto except as part of such registration, if and to the extent reasonably requested by the Company in the case of a nonunderwritten public offering other than an offering on Form S-8 or any substitute form that may be adopted by the SEC or if and to the extent reasonably requested by the managing Underwriter or Underwriters in the case of an underwritten public offering. The Holder also agrees not to elect any public sale or distribution of the issue being registered or of any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act, during the 14 days prior to, and during the 90-day period beginning on, the effective date of a registration statement filed pursuant to a demand registration (a "Park Avenue Demand Registration") under the registration rights agreement between the Company and Park Avenue Exploration Corporation described in Section 13 hereof (the "Park Avenue Registration Agreement") except as part of such registration, if and to the extent reasonably requested by the Company or Park Avenue Exploration Corporation in the case of a nonunderwritten public offering or if and to the extent reasonably requested by the managing Underwriter or Underwriters in the case of an underwritten public offering.

          (b) RESTRICTIONS ON PUBLIC SALE BY THE COMPANY AND OTHERS. During the 14 days prior to, and during the 90-day period beginning on, the effective date of any registration statement which includes Registrable Securities, the Company agrees not to effect any public sale or distribution (including by registering securities held by others) of any securities the same as or similar to those being registered by such registration statement, or any securities convertible into or exchangeable or exercisable for such securities, unless such sale or distribution is pursuant to such registration statement or to a registration statement filed pursuant to a Park Avenue Demand Registration as to which the Holder has not requested Park Avenue to refrain from effecting a public sale as provided in Section 4(a) of the Park Avenue Registration Agreement.

     5. REGISTRATION PROCEDURES. Whenever the Holder has requested that any Registrable Securities be registered pursuant to Section 2 hereof, the Company will, at its expense (but subject to Section 6 hereof), use its commercially reasonable best efforts to effect the registration and the sale of such Registrable Securities under the Securities Act in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request the Company will as expeditiously as practicable:

          (a) prepare and file with the SEC a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its commercially reasonable best efforts and proceed diligently and in good faith to cause such filed registration statement to become effective under the Securities Act; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the Holder and its counsel copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel; provided, that in connection with a Demand Registration, the Company shall not file any registration statement or prospectus, or any amendments or supplements thereto, if the Holder, its counsel, or the managing Underwriters shall reasonably object, in writing, on a timely basis that such registration statement, prospectus, amendments or supplements do not comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder or any other applicable rule or regulation;

          (b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to
Section 2, for a period (except as provided in the last paragraph of this Section 5) of not less than 270 consecutive days or, if shorter, the period terminating when all Registrable Securities covered by such registration statement have been sold (but not before the expiration of the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Holder set forth in such registration statement;

          (c) furnish to the Holder and any underwriter such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Holder; the Company consents to the use of any such prospectus or any amendment or supplement thereto by the Holder and any underwriters in connection with the offering and sale of the Registrable Securities covered by such prospectus or any amendment or supplement thereto that is in accordance with the intended methods of distribution set forth in such prospectus;

          (d) notify the Holder promptly, and (if requested by the Holder) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a registration statement or any post-effective amendment, when the same has become effective under the Securities Act and each applicable state law, (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations or warranties of the Company or any Subsidiary contained in any agreement (including any underwriting agreement) contemplated by paragraph
(i) of this Section 5 cease to be true and correct in any material respect,
(v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the happening of any event which makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material act required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (vii) of the Company's reasonable determination that a post-effective amendment to a registration statement would be appropriate;

          (e) use its commercially reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment;

          (f) cooperate with the Holder and the managing Underwriter or Underwriters to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with The Depositary Trust Company; and enable such Registrable Securities to be registered in such names as the managing Underwriter or Underwriters may request at least two business days prior to any sale of Registrable Securities;

          (g) use its commercially reasonable best efforts to register or qualify such Registrable Securities as promptly as practicable under such other securities or blue sky laws of such jurisdictions in the United States and its possessions and territories as the Holder or managing Underwriter reasonably (in light of the intended plan of distribution) requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Holder or managing Underwriter to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Holder, provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (g), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;

          (h) use its commercially reasonable best efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Holder thereof to consummate the disposition of such Registrable Securities;

          (i) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

          (j) make available for inspection by the Holder of such Registrable Securities, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by the Holder or Underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company as shall be reasonably necessary to enable them to exercise their duediligence responsibility, and cause the Company's officer, directors and employees to supply all information reasonably requested by any such Inspectors in connection with such registration statement;

          (k) use its commercially reasonable best effort to obtain a comfort letter or comfort letters from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the Holder or the managing Underwriter or Underwriters reasonably requests and, use its best efforts to furnish an opinion, dated as of the closing date of the offering of the securities, of the counsel representing the Company for purposes of such registration, addressed to the Underwriters, if any, and to the Holder, covering such matters as the managing Underwriter or Underwriters, if any, and Holder may reasonably request;

          (l) otherwise use its commercially reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of twelve months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

          (m) use its commercially reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or quoted on any inter-dealer quotation system on which similar securities issued by the Company are then quoted;

          (n) if any event contemplated by clause (vi) of paragraph (d) of this Section 5 shall occur, promptly prepare a supplement or amendment or post-effective amendment to such registration statement or the related prospectus or any document incorporated therein by reference or promptly file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

          (o) cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

          The Company may require the Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as it may from time to time reasonably request and such other information as may be legally required in connection with such registration. The Company shall have the right to exclude from any offering the Registrable Securities of the Holder if it does not comply with the provisions of the immediately preceding sentence in which event such offering shall not constitute the Demand Registration referred to in the first sentence of
Section 6 hereof if the Holder reimburses the Company for its out-of-pocket expenses in connection therewith and such Demand Registration was otherwise to have constituted such Demand Registration so referred to in Section 6 hereof.

          The Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (vi) of paragraph (d) of this Section 5, the Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until the Holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (vi) of paragraph (d) of this Section, and, if so directed by the Company, the Holder will deliver to the Company all copies, other than permanent file copies, then in the Holder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in paragraph (b) of this Section 5 by the number of days during the period from and including the date of the giving of notice pursuant to clause (vi) of paragraph (d) of this Section to the date when the Company shall make available to the Holder of Registrable Securities covered by such registration statement a prospectus supplemented or amended to conform with the requirement of clause (vi) of paragraph (d) of this Section 5.

     6. REGISTRATION EXPENSES. In connection with any registration statement required to be filed hereunder pursuant to one Demand Registration and each Piggyback Registration, the Company shall pay all of the following registration expenses: (a) internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (b) to the extent not already incurred, the fees and expenses incurred in connection with the listing on an exchange of the Registrable Security if the Company shall choose, or be required pursuant to paragraph (m) of Section 5 hereof, to list such Registrable Securities, (c) all registration and filing fees (including, without limitation, with respect to filings to be made with the National Association of Securities Dealers Inc.), (d) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (e) printing expenses and engraving expenses, (f) reasonable fees and disbursements of counsel to the Company (which shall be selected by the Company, but be reasonably acceptable to the Holder) and customary fees and expenses for independent certified public accountants and reserve engineers retained by the Company (including the expenses of any comfort letters requested pursuant to paragraph
(k) of Section 5 hereof (g) the reasonable fees and expenses of any special experts retained by the Company and reasonably acceptable to the Holder in connection with such registration, (h) reasonable fees and expenses of one counsel to the Holder reasonably acceptable to the Company selected by the Holder (provided that in a Piggyback Registration one counsel shall serve for all participating holders of Piggyback Securities included in such Registration), and (i) fees and expenses of any "qualified independent underwrites or other independent appraiser participating in an offering pursuant to Section 3 of Schedule E to the bylaws of the National Association of Securities Dealers, Inc., and (j) any other expenses incident to such registration statement and offering, except as set forth below in this
Section 6. The Company shall not have any obligation to pay (x) any underwriting fees, discounts, or commissions attributable to the sale of Registrable Securities or (y) any out-of-pocket expenses of the Holder except as provided in clauses (d), (h), and (i) of this Section 6. After the completion of one Demand Registration, if the Holder shall exercise any additional Demand Registration, the Holder shall be responsible for the items described in clauses (b) through (j) of this Section 6. The Company will use its commercially reasonable best efforts to minimize any costs and expenses incurred by the Holder hereunder.

     7.   INDEMNIFICATION; CONTRIBUTION.

          (a) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless the Holder, each Person, if any, who controls the Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the officers, directors, agents, general and limited partners, accounts under management (if applicable) and employees of the Holder and each such controlling person from and against any and all losses, claims, damages, liabilities, and expenses (including reasonable costs of investigation) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or in any amendment or supplement hereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities, or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by the Holder or on the Holder's behalf expressly for use therein; provided, however, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claims damage, liability or expense results from the fact that a current copy of the prospectus was not sent or given to the Persons asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned if it is determined that (i) it was the responsibility of the Holder or any Underwriter or dealer for the Holder to provide such Person with a current copy of the prospectus, (ii) the Holder was provided with a current copy of the prospectus prior to the written confirmation of sale and (iii) such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage, liability or expense. The Company also agrees to indemnify any Underwriters of the Registrable Securities, their officers and directors and each Person who controls such Underwriters on substantially the same basis as that of the indemnification of the Holder provided in this
Section 7(a).

          (b) INDEMNIFICATION OF HOLDER OF REGISTRABLE SECURITIES. The Holder agrees to indemnify and hold harmless the Company, and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, agents and employees of the Company and each such controlling Person to the same extent as the foregoing indemnity from the Company to the Holder, but only with respect to information furnished in writing by the Holder or on the Holder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities. The liability of the Holder under this
Section 7(b) shall be limited to the aggregate cash and property received by the Holder pursuant to the sale of Registrable Securities covered by such registration statement or prospectus.

          (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Person entitled to indemnification under Sections 7(a) or 7(b) hereof (an Indemnified Party in respect of which indemnity may be sought from any party who has agreed to provide such indemnification under Sections 7(a) or 7(b) hereof (an "Indemnifying Party"), the Indemnified Party shall give prompt notice to the Indemnifying Party and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all reasonable expenses of such defense. In the event such defense is assumed by the Indemnifying Party, it shall have the right to assume control of such defense and the Indemnified Party shall cooperate with all reasonable requests of the Indemnifying Party in connection with such defense. Such Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Parer unless (i) the Indemnifying Party has agreed to pay such fees and expenses or
(ii) the Indemnifying Party fails promptly to assume the defense of such action or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Party and Indemnifying Party (or an Affiliate of the Indemnifying Party), and such Indemnified Party shall have reasonably concluded that there may be defenses available to it that are different from or additional to those available to the Indemnifying Party and such Indemnified Party shall have been advised by its counsel that representation of such Indemnified Party and any Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct (whether or not such representation by the same counsel has been proposed) due to actual or potential differing interests between them. The Indemnifying Party shall not be liable or any settlement of any such action or proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying Party shall indemnify and hold harmless such Indemnified Party from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance satisfactory to the Indemnified Party, from all liability in respect of such action or proceeding for which such Indemnified Party would be entitled to indemnification hereunder.

          (d)  CONTRIBUTION.

               (i) If the indemnification provided for in this Section 7 is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or judgments referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities and judgments as between the Company on the one hand and the Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of the Holder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

               (ii) The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Parties as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection wide investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 7(d), the Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of the Holder were offered to the public exceeds the amount of any damages which the Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     8. PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. The Holder may not participate in any underwritten registration under Section 3 hereof unless the Holder (a) agrees to sell the Holder's Registrable Securities being registered on the basis provided in any underwriting arrangements approved by the Person entitled hereunder to approve such arrangements and (b) completes and executes all reasonable indemnities, questionnaires, powers of attorney, underwriting agreements and other document reasonably required under the terms of such underwriting arrangements and this Agreement.

     9. EFFECTIVENESS AND TERMINATION. This Agreement shall become effective, and shall be binding on the parties hereto, from and after the Effective Date. This Agreement shall terminate prior to becoming effective upon the abandonment of the IPO prior to the consummation thereof.

     10. AMENDMENT. Any provision of this Agreement may be altered, supplemented, amended or waived by the written consent of the Company and the Holder.

     11. SPECIFIC PERFORMANCE. The parties hereto and the Company recognize that the obligations imposed on them in this Agreement are special, unique and of extraordinary character, and that in the event of breach by any party damages will be an insufficient remedy; consequently, it is agreed that the parties hereto and the Company may have specific performance and injunctive relief (in addition to damages) as a remedy for the enforcement hereof, without proving damages.

     12. ASSIGNMENT. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and the Holder. The Holder may assign its rights hereunder to one or more Affiliates of Holder all of whom must agree to act in concert with respect to all matters under this Agreement. The Holder may assign its right to any non-affiliate only if it is in connection with the assignment or the sale of all its Registrable Securities to one transferee and such transferee agrees to be bound by the terms hereunder.

     13. NO INCONSISTENT AGREEMENTS. The Company agrees not to enter into any agreement inconsistent with the terms of this Agreement the Company may not grant to subsequent Persons demand rights of registration upon request (such as those provided in Section 2 hereof) unless Holder is given an enforceable contractual right to participate in registrations requested by such subsequent investors (but subject to the right of priority of registration for such subsequent Persons), such participation to be on the pro rata basis. The Company and the Holder acknowledge that simultaneously with the execution of this Agreement, the Company has entered into a registration rights agreement with Park Avenue Exploration Corporation on terms substantially similar to those of this Agreement.

     14. NOTICES. Any and all notices, designations, consents, offers, acceptances, or other communications provided for herein (each a "Notice") shall be given in writing by overnight courier, telegram, or telecopy which shall be addressed, or sent, to the respective addresses as follows (or such other address as the Company or any party hereto may specify to the Company and all other parties by Notice):

     The Company:

                     PetroCorp Incorporated
                     16800 Greenspoint Park Drive
                     Suite 300, North Atrium
                     Houston, Texas 77060
                     Telecopy No.: (713) 875-5080
                     Attention: Don A. Turkelson

      with a copy to:

                     Mayor, Day, Caldwell & Keeton, L.L.P.
                     Suite 1900 NationsBank
                     700 Louisiana
                     Houston, Tens 77002
                     Telecopy No.: (713) 225-7047
                     Attention: Gary J. Winston

     The Holder:

                     L.S. Holding Company
                     One Beaver Valley Road
                     Wilmington, Delaware 19850
                     Attention: Secretary
                     Telephone: (302) 479-6800
                     Fax: (302) 479-6618

          with a copy to:

                     CIGNA Investments, Inc.
                     S-307
                     900 Cottage Grove Road
                     Bloomfield, Connecticut 06002
                     Attention: James W. Spann
                     Telephone: (203) 726-8632
                     Fax: (203) 726-203

          and with a copy to:

                     CIGNA Companies
                     S-215
                     900 Cottage Grove Road
                     Bloomfield, Connecticut 06002
                     Attention: Investment Law Department
                     Telephone: (203) 726-8908
                     Fax: (203) 726-8885

All Notices shall be deemed effective and received (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified above and receipt thereof is confirmed; (b) if given by overnight courier, on the business day immediately following the day on which such Notice is delivered to a reputable overnight courier service; or (c) if given by telegram, when such Notice is delivered at the address specified above.

     15. COUNTERPARTS. This Agreement may be executed in to or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.

     16. SECTION HEADINGS. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

     17. CHOICE OF LAW. This Agreement shall be governed by the internal laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

     18. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes all prior agreement discussions and understandings with respect thereto.

     19. CUMULATIVE RIGHTS. The rights of the parties and the Company under this Agreement are cumulative and in addition to all similar and other rights of the parties under other agreements.

     20. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                   PETROCORP INCORPORATED

                                    /s/ Don A. Turkelson
                              By:   ----------------------
                              Name:   Don A. Turkelson
                                     ----------------------
                             Title:    Vice President
                                    -------------------------




                                   L.S. HOLDING COMPANY

                                     /s/ William C. Hartman
                               By:    ------------------------
                              Name:   William C. Hartman
                                      ------------------------
                               Title:  President
                                      ------------------------